Exhibit 99.1

Cango Inc. Announces Results of Second Extraordinary General Meeting

HONG KONG, July 17, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that all resolutions presented to shareholders at its extraordinary general meeting held on July 17, 2025 (the “Second Extraordinary General Meeting”) were duly passed. Each was approved by no less than 99.3% of the total votes cast, and no less than 81% of the votes cast by non-affiliate shareholders of the Company were in favor of each of the resolutions.

The approved resolutions authorize significant actions, including the execution and performance of a Securities Purchase Agreement (SPA) dated June 2, 2025, for the secondary sale of 10 million Class B ordinary shares by co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin to Enduring Wealth Capital Limited for US$70 million. This includes the repurchase of automatically converted Class A ordinary shares and the issuance of an equivalent number of Class B ordinary shares. Additionally, shareholders approved an increase in the Company’s authorized share capital to support future financing and corporate needs, as well as the adoption of the Fourth Amended and Restated Memorandum and Articles of Association to reflect the updated share capital structure.

The Company expects to file the Fourth Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar promptly following the Second Extraordinary General Meeting. Closing of the Secondary Sale is expected on or around July 22, 2025, subject to customary closing conditions. While all relevant parties are actively coordinating on the closing of the Secondary Sale, there can be no assurance that these conditions will be satisfied or that the Secondary Sale will be completed on or before the expected closing date—or at all.

The full text of each resolution was included in the notice of the Second Extraordinary General Meeting, which was furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on June 16, 2025. The full text of each resolution is also available on the Company’s website: ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

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